82-34 ~~82-54~~

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 JUN -5 AM 11:49

Santos

02034664

SUPPL

Date: Tue 04 Jun 2002 11:18:34 PM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Open Briefing with Mr John Ellice-Flint

Number of pages (incl. cover sheet): 8

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

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Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

Santos

corporatefile.com.au

Santos Limited
Level 29
91 King William Street
Adelaide SA 5000

Date of Lodgement : 05-Jun-2002

Title : Open Briefing. Santos. MD on Gas Opportunities

corporatefile.com.au
Santos Limited, at its recent AGM, highlighted the gas business as an important source of growth. But, Australian gas prices have been falling in real terms for over a decade or so. Why has gas been pinpointed as the great opportunity for growth?

Managing Director John Ellice-Flint
Firstly, it's incorrect to say we've pinpointed gas as "the" great opportunity for growth. It most certainly is one of the growth opportunities we have in our portfolio.

Almost 60% of our revenue is from oil and liquids production. However gas is a natural hedge. It underpins our cash flow and allows us to grow other parts of our business. Our gas business complements our higher margin oil production and will remain a core business for Santos.

We're focussing not only on growing Australian gas but also on diversifying beyond Australia. For example, we have an interest in the Bayu-Undan LNG project (Santos 11.8%). The plan for Bayu-Undan is to produce LNG after the liquids stripping project comes on stream in Q1 2004. The platform for the liquids is in place and we are currently batch drilling the first six wells. The Operator, Phillips, has already signed a Heads of Agreement with Tokyo Electric Power Company and the Tokyo Gas Company for the sale of 3 million tonnes per annum of LNG. We also have a gas operation in the US that has greater margins than those of our Australian gas sales.

corporatefile.com.au
Is the decision to focus on gas based on an expectation that gas prices in Australia will rise?

Managing Director John Ellice-Flint
Obviously, we're not focussing on gas alone but gas is a growth opportunity because gas demand is growing in Australia and internationally. Gas is the fuel of the 21st century. Santos has substantial gas resources with around 5.5 trillion cubic feet of contingent gas. That's gas that's been discovered and for which we're looking for a market so it isn't yet booked as reserves. So that's a large growth opportunity.

Gas prices in Australia are among the lowest in the OECD. We believe there will be upward pressure on Australian gas prices.

corporatefile.com.au
What performance benchmarks have you set for the gas business and how do they compare with the previous performance?

Managing Director John Ellice-Flint
We published our corporate targets at the AGM in May 2001 and they're also on our web site. The targets are now very clear and importantly, owned by the employees. There are targets for adding reserves, production levels and development costs, plus financial targets including a 14% total shareholder return.

corporatefile.com.au
What changes have occurred in either gas demand or the international gas market place that make gas an important part of your growth strategy?

Managing Director John Ellice-Flint
As I mentioned earlier, gas is only one part of our multi-pronged attack. We want to maximise the value of our Cooper Basin assets. We're in a commodity business and sales margins are very important. We're concentrating on cutting costs domestically but we've also witnessed a strong increase in gas demand in Australia and overseas, particularly in the US.

The US government estimates that annual world gas demand will double to 162 TCF by 2020 and there's growing cross-border trade of gas through pipelines and LNG. I think there's been an increase in cross-border trade in gas from around 15% in 1990 to the current 22%. Technological changes and greater pipeline infrastructure have enabled that increase. New technology has improved LNG transportation and the efficiency of refrigeration and receiving terminals.

I expect gas demand to grow in Australia and prices should follow. The current pricing differential between oil and gas is illustrated by the fact that about 68% of our total sales, in millions of barrels of oil equivalent, is from gas but only 42% of our revenue is from gas. We expect that pricing differential to narrow.

corporatefile.com.au
In the year to December 2001, 98 percent of Santos' gas business was Australian based. What plans does Santos have to lift its exposure to the gas business in international markets?

Managing Director John Ellice-Flint
We have a nice conveyor belt of opportunities.

Commercialisation of Bayu-Undan gas will be significant for Santos as it will result in an increase of about 10% in our total proven reserves, together with a contribution to total Company production of around 3 million barrels of oil equivalent. We are awaiting final agreement on fiscal arrangements by the Australian Government.

Internationally, we made the Esenjay acquisition in the US earlier this year and that continues a strategy where we're looking for a gas play on a particular geological trend. That acquisition has given us instant production in the US and also allows us to leverage our exploration because of our expertise in this geological trend.

In Indonesia, commercialisation of the Bentu gas field is progressing for possible sale to Malaysia. We're also following up last year's Oyong discovery with the Maleo well. The well will spud on 4 June.

We're currently discussing a potential methanol sales contract with an international company for commercialisation of gas in the Reindeer field in the Carnarvon Basin.

At this year's AGM in April, we predicted that the development of these current opportunities could result in our gas production moving from about 98% domestic to roughly one third international in the future.

corporatefile.com.au
What drove the Esenjay Exploration acquisition and how is the integration and strategy implementation proceeding?

Managing Director John Ellice-Flint
Having an understanding of the geology of a play is the key to the success of any oil and gas company. The driver was our strong understanding of this particular play in the US, and it is this knowledge which we're leveraging.

The success of any acquisition lies in its execution and implementation. I believe we have a strong implementation plan. We're currently drilling three wells on Esenjay acreage. So we began exploring quickly and we're looking forward to the results.

corporatefile.com.au
Santos has around 30 major gas customers spread around Australia with Queensland (38%), South Australia (25%) and New South Wales (19%)

accounting for the largest share of contracts. Where are the growth markets for gas in Australia?

Managing Director John Ellice-Flint
Most definitely Northern Australia, including Queensland, Northern Territory and northern Western Australia. Gas will also be required for new metals and minerals processing projects in the northern parts of Australia.

Santos is already supplying the Swanbank Power Station, which is the first purpose built gas-powered electricity generation station in Queensland. The Queensland government has decreed that 13% of electricity generation will, in future, be gas-powered.

corporatefile.com.au
Santos is Australia's largest domestic supplier of gas with the majority of that coming from its Cooper/Eromanga Basin interests (Santos' average equity 60%) in South Australia. What scope exists to increase Cooper/Eromanga Basin gas reserves?

Managing Director John Ellice-Flint
The Cooper/Eromanga Basin is a giant hydrocarbon province. Original gas in place was around 18 trillion cubic feet and to date there's been approximately 6 trillion cubic feet produced. Remaining proved and probable gas reserves are approximately 3.5 trillion cubic feet. There's substantial scope to increase the recovery factor and hence volumes from Cooper Basin.

With the aid of new technology, we believe we can improve the recovery factor by lowering costs.

Likewise, if the gas price rises as we expect, then we'll also be able to recover more gas.

The third area for increasing volume in the Cooper Basin is through exploration, which is continuing. We're preparing for an exploration programme either late this year or early next year. We've been doing detailed technical work and that's looking prospective.

corporatefile.com.au
Is the Australian regulatory climate sufficiently attractive for new pipelines to be built and for new gas fields to be developed?

Managing Director John Ellice-Flint
Until the May federal budget the Australian regulatory climate could not be described as supportive. There's been a period of two years where there was a lot of uncertainty in the depreciation term for infrastructure projects. The lack of adequate infrastructure has been the biggest stumbling block for more usage of gas in Australia.

Obviously, corporations weren't going to invest money in pipelines when there was uncertainty about the depreciation schedule. That's now been clarified and we

should see more gas pipelines built, although some work is still to be done on the regulatory process determining tariffs.

corporatefile.com.au
What opportunities are there for Santos to develop additional gas projects in Australia?

Managing Director John Ellice-Flint
We've a solid pipeline of growth opportunities in gas. These are in addition to gas supplied under existing contracts out to 2014 and opportunities for extending existing contracts, such as the one with AGL.

Santos has built a reputation over the last thirty years for being a very reliable supplier of gas to the Australian domestic market.

I encourage people to visit our web site to read about these growth projects in more detail.

As I mentioned, we have just commenced gas production from Scotia in Eastern Queensland. We also announced recently we'd signed a 25 petajoule, 30 month gas sales agreement from the onshore Otway Basin (Santos 90%) with a major energy retailer.

Santos has interests in a large number of fields in the Gippsland area, Golden Beach (67%), Sole (70%) and Kipper (20%). We have just announced acquisition of a 20% interest in the Patricia Baleen field. Sixty petajoules of Patricia Baleen gas has already been contracted for first production later this year.

BHP Billiton announced approval for development of the Minerva gas field (Santos 10%) in May 2002.

I've talked about the Timor Sea area where we have Bayu-Undan with Phillips as the operator. Santos is operator of the Petrel/Tern gas field (Santos approximately 95%) and Evans Shoal (Santos 40%) and we own a large amount of gas resources there that we're hoping to monetise as quickly as possible.

In Western Australia we hold Reindeer and John Brookes and in Indonesia we hold 350 billion cubic feet of gas in the Bentu play, Sumatra. Already, 25% of the steel has been ordered for the Papua New Guinea to Queensland project. Then we have our gas prospects in the US on top of those projects.

These are gas projects that we have in hand. They've already been drilled and some of them have been delineated more than others. For example, the Petrel/Tern complex has had twelve wells drilled on it to define the resource potential. Our challenge is to find a market for that gas and put infrastructure in place.

corporatefile.com.au
What competing gas projects are emerging and what is their development timeline?

Managing Director John Ellice-Flint
A major advantage for Santos is that, although there's competition, we have interests in all the major hydrocarbon producing bases in Australia. We're not putting all our eggs in one basket.

GDP growth in Australia is expected to be around 3-4% per annum and if gas demand grows at a similar rate that should mean there's room for development of a number of major projects.

In particular, many people are talking about a gas supply shortfall in eastern Australia from anywhere between 2004 and 2010. There's a need for new gas supply projects.

We are active in southern Australia, as I previously explained, and are already producing from the Otway Basin. Other fields in which we have an interest are expected to come on production from later this year, in the case of Patricia Baleen, through to 2006 in the case of Kipper.

We also have 25% of the Hides field in PNG. This field is expected to form part of the proposed PNG Gas Project.

While Santos is not currently involved in the Project, we are in discussions with ExxonMobil, the operator, about possible re-entry.

corporatefile.com.au
What impact will these competing projects have on your growth?

Managing Director John Ellice-Flint
People still tend to think of Santos, as it was 25 years ago, producing from one Basin for one or two contracts. As I have explained, we're a lot more diversified than that and in future expect to be more diversified still. There are challenges in successfully achieving further diversification into new markets but the simple facts are that we have huge gas resources outside the Cooper Basin and we are focussed on monetising them. At the same time we are also striving to maximise the value of the Cooper Basin.

corporatefile.com.au
So what are Santos' gas production forecasts?

Managing Director John Ellice-Flint
Our long-term gas production projection was given at our recent AGM and is available on our website. Like all long-term projections it's subject to uncertainty, both in timing of projects and success in commercialisation.

However it does demonstrate that, even without exploration and acquisitions, Santos has a strong long-term gas production profile. Last year we produced 219 petajoules and looking forward, production is projected to increase above this level.

I would add though that this includes all our current growth projects, some of which still have to be sanctioned. That's the challenge for us, as it is for most other oil and gas companies.

corporatefile.com.au
Back in 1970, Santos predicted the development of a national grid supplying most mainland states. 30 years later Santos and Australia are close to fulfilling that vision. When might the new gas growth strategy have a meaningful impact on shareholder returns?

Managing Director John Ellice-Flint
I think it's already occurring. We're reducing costs and increasing margins at the Cooper Basin. We're also continuing to look at commercialising gas projects such as the new sales contract from the Otway Basin that we announced recently. All projects have to meet hurdle rates sufficient to have a meaningful impact on shareholder returns.

corporatefile.com.au
Thank you John.

For previous Santos Open Briefings visit www.corporatefile.com.au

For further information on Santos Limited visit www.santos.com